UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from (not applicable)

Commission file number 1-6880

U.S. BANK 401(k) SAVINGS PLAN
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Full title of the plan and the address of the plan)
U.S. BANCORP
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Name and address of principal executive offices of the issuer of the securities)

REQUIRED INFORMATION
SIGNATURE
Annual Report for the Year Ended December 31, 2005
Consent of Independent Registered Public Accounting Firm

REQUIRED INFORMATION
U.S. Bank 401(k) Savings Plan (the Plan) is subject to the Employee Retirement Income Security act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 13 and incorporated herein by this reference.
The following exhibits are filed with this report:

Exhibit Number	Description
13	Annual Report for the year ended December 31, 2005
23	Consent of Independent Registered Public Accounting Firm
SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
U.S. BANK 401(k) SAVINGS PLAN
By: U.S. Bank 401(k) Savings Plan Benefit Administration Committee

/s/ Jennie Carlson	June 14, 2006
Jennie Carlson
Benefit Administration Committee Chairperson